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                     January 22, 2024

       James Fitzgerald
       Chief Financial Officer
       Eastern Bankshares, Inc.
       265 Franklin Street
       Boston, MA 02110

                                                        Re: Eastern Bankshares,
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-39610

       Dear James Fitzgerald:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance
       cc:                                              Michael K. Krebs